04040921

CAE INC

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002 and 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 1-31-402

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAE Inc. Employee Stock Purchase Plan
(Name of Plan)

Date August 13, 2004

[signature]
(Signature)*

Aline Bélanger,
Vice President, Corporate Controller
and Assistant Secretary

*Print name and title of the signing official under the signature.

CAE INC.

EMPLOYEE STOCK PURCHASE PLAN

Effective as of April 1, 2000

CAE INC.

EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE

The purpose of the Plan is to provide Employees with an opportunity to participate in the ownership of the Company on an ongoing basis through purchases of Shares. The Plan is established effective April 1, 2000 and shall operate as an employees profit sharing plan as defined in section 144 of the *Income Tax Act* (Canada) or any successor provision.

2. DEFINITIONS

As used in the Plan:

"Affiliate" means an affiliated body corporate of the Company within the meaning of subsection 2(2) of the *Canada Business Corporations Act*. Notwithstanding any other provision of the Plan, the Committee may determine whether and as of what date employees of any particular Affiliate may participate herein.

"Board" means the Board of Directors of the Company.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario.

"Company" means CAE Inc. or a successor.

"Committee" means the Compensation Committee of the Board or such other committee as may be designated by the Board.

"Effective Date" means April 1, 2000.

"Employee" means a permanent full-time or permanent part-time employee of the Company or of an Affiliate. For purposes of the Plan, a transfer from the Company to an Affiliate, from an Affiliate to the Company, or between Affiliates shall be deemed not to constitute a resignation or termination of employment.

"Employer Contributions" means contributions made to the Plan by the Company or an Affiliate pursuant to section 6.

"Enrollment/Modification Form" means the Enrollment/Modification Form in the form determined by the Committee.

"Group RRSP" means any group registered retirement savings plan administered by the Trustee or an affiliate thereof for the benefit of Employees that is designated by the Committee for purposes of the Plan.

"Initial Participant Contribution" means a one-time contribution made by a Participant in the amount of Cdn.$500, the election for which contribution must be indicated on an Enrollment/Modification Form filed within two (2) months after the later of the Effective Date and the first enrollment date after the Participant qualifies as an Employee.

"Ordinary Participant Contributions" means periodic contributions made by a Participant computed as a percentage of Salary.

"Participant" means an Employee who has enrolled in the Plan.

"Participant Contributions" means Initial Participant Contributions and/or Ordinary Participant Contributions, as the context requires.

"Pay Period" means the Participant's pay period.

"Plan" means this Employee Stock Purchase Plan, as it may be amended from time to time, and which is intended to constitute an employees profit sharing plan as defined in section 144 of the *Income Tax Act* (Canada) or any successor provision.

"Plan Year" means any calendar year during which the Plan is in force.

"Profits" means current profits, retained earnings, and any other amount of or in respect of the Company or an Affiliate considered by the Canada Customs and Revenue Agency to constitute profits for purposes of subsection 144(10) of the *Income Tax Act* (Canada) or any successor provision.

"Retirement" means a cessation of employment entitling the Participant to receive an immediate pension benefit under a Company or Affiliate pension plan, except in the case of a termination for cause (other than mental or physical incapacity).

"Salary" means the base salary of the Employee for the relevant period, excluding overtime, bonuses, and other special or one-time payments received in that period.

"Shares" means common shares in the capital stock of the Company.

"Trust Fund" means the assets of the Plan held by the Trustee, consisting of the Participant Contributions, the Employer Contributions, the Shares purchased therewith and the income derived therefrom, the whole as more fully set out at paragraph 7.1.

"Trustee" means such trustee as may from time to time be appointed by the Company.

"Unvested Shares" means Shares in a Participant's account purchased with the Employer Contributions in the current and two previous Plan Years.

"Vested Shares" means Shares in a Participant's account which are not Unvested Shares.

"Withdrawal/Termination Form" means the Withdrawal/Termination Form in the form determined by the Committee.

Unless the context otherwise requires, references to the masculine shall be deemed to include references to the feminine, and vice versa, and references to the singular shall be deemed to include references to the plural, and vice versa.

3. REGULATORY APPROVAL

This Plan is subject to all necessary regulatory approvals.

4. ELIGIBILITY

4.1 Eligible Employees - Each Employee shall be eligible to participate in the Plan.

4.2 No Effect on Employment - The terms of employment of an Employee by the Company or an Affiliate shall not be affected by his participation in the Plan. Nothing contained in the Plan or in any documentation pertaining thereto shall confer upon any Participant any right with respect to continuance of employment by the Company or any Affiliate or interfere in any way with the right of the Company or any Affiliate to terminate the employment of any Participant. Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company or an Affiliate or any related person any sum or other benefit to compensate him for loss of any rights or benefits under or in connection with this Plan or by reason of his participation herein.

4.3 Enrollment/Modification Form - Each Employee may elect to participate in the Plan as of the Effective Date or any subsequent July 1, October 1, January 1, or April 1, by completing and delivering to the Company the Enrollment/Modification Form. Delivery of a duly completed and executed Enrollment/Modification Form shall constitute acceptance by the Employee of all the terms and conditions of the Plan and of any regulations adopted or to be adopted pursuant to paragraph 13.1.

5. PARTICIPANT CONTRIBUTIONS

5.1 Amount of Contributions - The Employee shall indicate in the Enrollment/Modification Form whether he wishes to make an Initial Participant

Contribution and/or the amount of any Ordinary Participant Contributions he wishes to make. Such amount of Ordinary Participant Contributions must be equal to any whole percentage of the Participant's Salary from 1 percent to 10 percent. In the event that the Salary of a Participant varies at any time in the course of a Plan Year, the Ordinary Participant Contributions of such Participant shall be automatically adjusted accordingly in order to remain equal to the selected percentage of the Participant's Salary.

5.2 **Manner of Payment -** Each Participant shall make Participant Contributions to the Plan by regular scheduled payroll deductions at the end of each Pay Period. Each payroll deduction in respect of Ordinary Participant Contributions shall be in an amount equal to the percentage of such Participant's Salary for such Pay Period selected by the Participant on his Enrollment/Modification Form. Each payroll deduction in respect of the Initial Participant Contribution shall be in the same percentage, provided, however, that such Participant may instead make such Initial Participant Contribution by way of cheque payable to the Trustee no later than two months after the later of the Effective Date and the first enrollment date after he qualifies as an Employee. The Participant Contributions in any given Plan Year shall be made on the basis of the year of receipt of the Salary from which such Participant Contributions are deducted. Participant Contributions shall commence as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

5.3 **Modification of Contributions -** A Participant may modify the amount of his Ordinary Participant Contributions to the Plan up to twice in any Plan Year, by completing and delivering to the Company an Enrollment/Modification Form. Such modification shall take effect as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received, at which time the Ordinary Participant Contributions shall be adjusted accordingly, provided such adjustment conforms with paragraph 5.1.

5.4 **No Retroactive Contributions -** A Participant may not make retroactive Participant Contributions to the Plan, unless the Committee determines otherwise.

5.5 **No Lump Sum Contributions** – Subject to paragraph 5.2, a Participant may not make lump sum Participant Contributions to the Plan, unless the Committee determines otherwise.

5.6 **Paid Leave of Absence -** A Participant on authorized Company-paid or Affiliate-paid leave of absence shall continue to make Participant Contributions through payroll deduction, as provided for in paragraph 5.2, unless such Participant has completed and delivered to the Company an Enrollment/Modification Form stating that he wishes that his Participant Contributions be suspended during the period of such absence, in which event paragraph 5.8 shall become applicable with such modifications as the context requires.

5.7 Maternity Leave - A Participant on maternity leave shall continue to make Participant Contributions by way of post-dated cheques, unless such Participant has completed and delivered to the Trustee an Enrollment/Modification Form stating that she wishes that her Participant Contributions be suspended during the period of such absence, in which event paragraph 5.8 shall become applicable with such modifications as the context requires.

5.8 Lay-off; Unpaid Leave of Absence - In the case of lay-off or authorized unpaid leave of absence, and subject to paragraph 5.10, the Participant Contributions of the Participant shall be automatically suspended. Such suspension shall apply until the Participant returns to work, in which case the Participant may resume his Participant Contributions by completing and delivering to the Company an Enrollment/Modification Form. Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on lay-off or unpaid leave of absence, the Participant shall remain eligible for Company Contributions earned prior to such suspension, subject to section 6.

5.9 Long-Term Disability - In the event that a Participant becomes disabled and entitled to benefits under a recognized long-term disability program, and subject to paragraph 5.10, the Participant Contributions of the Participant shall be automatically suspended. Such suspension shall apply until the Participant returns to work, in which case the Participant may resume his Participant Contributions by completing and delivering to the Company an Enrollment/Modification Form. Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the Pay Period in which the Enrollment/Modification Form is received.

During any suspension of Participant Contributions by a Participant on long-term disability, the Participant shall remain eligible for Employer Contributions earned prior to such suspension, subject to section 6.

5.10 Continuing Contributions - A Participant to whom paragraph 5.8 or 5.9 applies may continue to contribute to the Plan by way of post-dated cheques until the earlier of his return to work or the end of the Plan Year in which the event described in such applicable paragraph occurs.

5.11 Voluntary Suspension of Contributions - A Participant may at any time, by completing and delivering to the Company an Enrollment/Modification Form, request that his Ordinary Participant Contributions be suspended. The Participant will have the option of resuming his Ordinary Participant Contributions at any time by completing and delivering to the Company a new Enrollment/Modification Form. Ordinary Participant Contributions shall resume as soon as practicable but in no event later than the first Pay Period following the

Pay Period in which the new Enrollment/Modification Form is received. However, in the event of a second such suspension in the same Plan Year, the Participant shall not be allowed to resume making Participant Contributions until the next enrollment date.

During any suspension of Participant Contributions, the Participant shall remain eligible for Employer Contributions earned prior to such suspension, subject to section 6, and shall be considered a Participant in the Plan for all purposes other than the making of Participant Contributions.

5.12 **Remittance of Contributions -** Participant Contributions withheld through payroll deduction by the Company and each Affiliate in each Pay Period shall be remitted by the Company and each Affiliate to the Trustee as soon as practicable but not later than the fifth Business Day following the date such withholding is effected. Participant Contributions described in paragraph 5.7 or 5.10 shall be remitted by the Participant directly to the Trustee by way of post-dated cheque.

6. EMPLOYER CONTRIBUTIONS

Simultaneous with the relevant Participant Contribution or as soon as practicable thereafter, the Company or the relevant Affiliate, as the case may be, shall remit to the Trustee for the benefit of each Participant an Employer Contribution out of Profits. Such Employer Contribution shall be equal to: (a) 100 percent of the amount of the Participant's Initial Participant Contribution, if any; and (b) 33.3 percent of the amount of the relevant Ordinary Participant Contributions up to (i) 6 percent of Salary less (ii) any amount described in (a); provided, however, that if there are insufficient Profits to make an Employer Contribution computed according to the preceding formula in a particular Plan Year, the Employer Contribution for that Plan Year shall be reduced to Cdn.$100 per Participant. For the avoidance of doubt, the Employer Contribution described in (b) for the benefit of any Participant in respect of a Plan Year shall not exceed 2 percent of his Salary in that Plan Year.

7. TRUST FUND; ALLOCATIONS TO PARTICIPANTS

7.1 **Assets of the Trust Fund -** The Trustee shall receive from the Company and the Affiliates the Participant Contributions of all the Participants made in accordance with section 5 and the Employer Contributions made to the Plan in accordance with section 6. Such contributions, the Shares acquired therewith and the income thereon from the date of receipt by the Trustee shall constitute the Trust Fund of the Plan and shall be held, invested, managed, administered and dealt with by the Trustee pursuant to the terms of the Plan. The Trustee shall, as soon as reasonably practicable, convert into Canadian dollars any Participant Contributions and Employer Contributions paid in another currency.

7.2 **Allocations to Participants -** The Trustee shall maintain a separate account for each Participant. The Trustee shall credit to the account of a Participant all Employer Contributions made for the benefit of the said Participant, all Participant Contributions made by such Participant, and all Shares acquired therewith. The Trustee shall allocate either absolutely or contingently to each Participant all income received, capital gains realized, and capital losses sustained by the Trust Fund on his account at such time or times as the Trustee may determine but in any event, at least annually. The Trustee shall credit to the Plan reserve all Unvested Shares forfeited by Participants in accordance with paragraph 8.4.

8. SALE, WITHDRAWAL, TRANSFER, OR FORFEITURE OF SHARES

8.1 **Right to Sell, Withdraw or Transfer -** Upon completion and delivery to the Company of a Withdrawal/Termination Form, a Participant may direct the Trustee to sell, withdraw, or transfer some or all of the Vested Shares in his account. In the first case, the Trustee shall pay to the Participant an amount equal to the net proceeds of sale of those Shares which have been sold at the Participant's direction. In the second case, the Trustee shall transfer title and deliver to the Participant those Shares which have been withdrawn at the Participant's direction. In the third case, the Trustee shall proceed in accordance with paragraph 8.3.

8.2 **Exception for Unvested Shares -** A Participant may not direct the Trustee to sell or withdraw any Unvested Shares in his account. For purposes of this paragraph 8.2, the Trustee shall track each Participant's Unvested Shares separately from his Vested Shares.

8.3 **Group RRSP Transfer** – Beginning on such date as the Committee determines, a Participant may direct the Trustee to transfer some or all of the Vested Shares in his account into the Group RRSP. A Participant may not request Share transfers to the Group RRSP more than once in any Plan Year. It is the responsibility of the Participant to ensure that the aggregate of such Group RRSP contributions and any contributions he makes to other registered retirement savings plans does not exceed the allowable limit under the *Income Tax Act* (Canada).

8.4 **Termination for Cause; Resignation -** In the event that the employment of a Participant is terminated for cause or the Participant resigns, the Participant's participation in the Plan shall be terminated. The Trustee shall either transfer and deliver to the Participant or sell all of the Vested Shares in the Participant's account, at the option of the Participant. The transfer and delivery of the Shares or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable but in no event later than five (5) days from the date the Trustee receives notification of such termination.

The Participant shall not be entitled to acquire title to or receive proceeds from the sale of his Unvested Shares. Such Shares shall be forfeited and credited to the Plan reserve and may be utilized to satisfy future Employer Contribution obligations.

8.5 **Termination in Other Circumstances -** In the event of the death, Retirement, or involuntary termination without cause of a Participant, the Trustee shall transfer and deliver or sell all of the Vested Shares and Unvested Shares in the Participant's account to the Participant or the legal representatives of the deceased Participant's estate, as the case may be. The transfer and delivery or payment of the net proceeds of sale, as the case may be, shall be effected as soon as practicable but in no event later than five (5) days from the date the Trustee receives notification of such termination.

9. INVESTMENTS

9.1 **Contributions to Be Invested Solely in Shares -** All Participant Contributions and all Employer Contributions, as well as all income thereon, shall be invested solely in the acquisition of Shares. Notwithstanding the foregoing, all Participant Contributions and Employer Contributions remitted to the Trustee shall, prior to the acquisition of Shares therewith pursuant to paragraph 9.2, earn interest for the account of the Participants.

9.2 **Acquisition of Shares by Trustee -** In the case of Participant Contributions, Shares shall be purchased by the Trustee as soon as reasonably practicable following receipt of the Participant Contributions by the Trustee, as determined by the Trustee. In the case of Employer Contributions, Shares shall be purchased by the Trustee as soon as reasonably practicable following receipt of such Contributions from the Company or any such longer period required by securities legislation, stock exchange rules, or other relevant rules.

9.3 **Source of Shares -** The Trustee shall use the Participant Contributions and the Employer Contributions to purchase Shares only on the open market, through the facilities of The Toronto Stock Exchange or such other stock exchange on which the Shares are listed as the Board shall from time to time prescribe.

9.4 **Registration of Shares -** All the Shares purchased by the Trustee on behalf of a Participant pursuant to the provisions hereof shall be registered in the name of the Trustee, on behalf of such Participant. As long as such Shares have not been forfeited pursuant to paragraph 8.4 and are governed by the provisions of the Plan, they shall be held by the Trustee on behalf of the Participant. However, all rights and privileges with respect to the Shares, including voting rights, shall be exercised by the Participant through the Trustee, and any dividends shall be credited to the Participant's account.

9.5 Dividends - All dividends paid on Shares held by the Trustee on a Participant's behalf shall be reinvested by the Trustee in the acquisition of additional Shares as soon as practicable but in no event later than ten (10) days following payment of the dividends, which Shares shall be credited to the account of the Participant.

9.6 Shareholder Information; Right to Vote - The Trustee shall forward to each Participant all the shareholder information, documentation and reports sent by the Company to its shareholders. Prior to all meetings of the Company's shareholders, the Trustee shall provide to the Participant a voting instruction card so that the Participant may indicate thereon his directions to the Trustee as to how he wishes the Trustee to vote on his behalf and the Participant shall return such voting instruction card to the Trustee. Should the Participant fail to provide the Trustee with the voting instruction card, the Trustee shall refrain from voting the Shares credited to the account of the Participant.

9.7 Discretion of Trustee - Notwithstanding paragraph 9.2, the Trustee, in its discretion, may limit the daily volume of its purchases and sales of Shares or make such purchases and sales over several trading days to the extent that such action is deemed by it to be in the best interests of the Participants. Should the purchase or sale of Shares by the Trustee in any given month pursuant hereto be at various prices, the Trustee shall establish an average purchase or sale price, as the case may be, applicable for each Share in the relevant month.

9.8 Fractions of Shares - A Participant shall not be allowed in any circumstances to withdraw or transfer a fraction of a Share pursuant to any provision of the Plan. The value of any such fraction will be paid in cash.

9.9 No Share Value Guarantee – Neither the Company nor any Affiliate makes any representation or warranty as to the future market value of any Shares acquired in accordance with the provisions of the Plan.

10. STATEMENTS OF ACCOUNT

10.1 Quarterly Statements - The Trustee will provide, on a quarterly basis, a statement of account to each Participant setting out the activity relating to the Participant's account for those periods ending at the end of March, June, September and December of each Plan Year.

10.2 Up-to-Date Statements - Should a Participant request an up-to-date statement of account, such statement may be made available at such other time as may be agreed upon between the Company and the Trustee.

11. THE TRUSTEE

11.1 Change of Trustee - The Company as agent for each Participant may at any time or times after providing ninety (90) days' written notice remove the Trustee and appoint a successor or successors to fill any vacancy arising for any reason whatever.

11.2 Delegation by Trustee - The Trustee may delegate to the Company or to any corporation authorized to carry on the business of a trust company in Canada the duty to maintain records and to furnish statements in connection with all aspects of the Plan.

11.3 Indemnification - The Trustee shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense resulting from any claim, action, suit or proceeding to which it may be a party or in which it may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by it in settlement thereof (with the Company's written approval) or paid by it in satisfaction of a judgement in any such action, suit or proceeding, except a judgement in favour of the Company based upon a finding of the Trustee's wilful misconduct, negligence, or bad faith; subject, however, to the condition that, upon the assertion or institution of any such claim, action, suit or proceeding against it, the Trustee shall in writing give the Company a reasonable opportunity, at the latter's expense, to handle and defend the same within a time frame to be specified by the Trustee, before the Trustee undertakes to handle and defend such claim, action, suit or proceeding on its own behalf. The Company and the Participants shall be indemnified and held harmless by the Trustee against and from any and all loss, cost, liability or expense resulting from the wilful misconduct, negligence or bad faith of the Trustee or of any person (other than the Company) to which the Trustee has delegated any of its duties hereunder.

11.4 Certificates, Reports, Opinions - The Trustee shall be entitled to rely on all certificates, reports, opinions and other documents furnished by any broker, accountant, auditor or counsel to the Company and shall be fully protected and indemnified by the Company in respect of any acts done in good faith and in reliance on such certificates, reports, opinions or documents.

11.5 Resignation of Trustee - The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder upon ninety (90) days' written notice to the Company and each Participant or such shorter notice as may be agreed upon.

12. PARTICIPANT'S RIGHTS NOT TRANSFERABLE

Except as provided herein, the rights of a Participant pursuant to the provisions of the Plan are non-assignable and non-transferable, in whole or in part. No attempted assignment or transfer thereof, otherwise than in accordance with the provisions hereof, shall be effective.

13. INTERPRETATION, REGULATIONS, AMENDMENT AND TERMINATION

13.1 **Regulation and Delegation -** The Committee may make, amend and repeal at any time and from time to time such regulations not inconsistent herewith, as it may deem necessary or advisable generally for the proper administration and operation of the Plan. In particular, the Committee may delegate to any person, group of persons or corporation such administrative duties and powers as it sees fit, and the Committee may take such actions as are necessary not to penalize a Participant moving to or from Canada at the Company's request.

13.2 **Interpretation -** The Committee shall have the power to interpret the provisions of the Plan from time to time. All decisions and interpretations of the Committee respecting the Plan and all rules and regulations made from time to time pursuant hereto shall be binding and conclusive on the Company, the Affiliates, and all Participants and their respective legal representatives and on all Employees eligible under the Plan to participate herein.

13.3 **Amendment -** The Committee may amend at any time the provisions of the Plan at its sole and complete discretion, except that no such amendment shall operate so as to deprive a Participant of any rights acquired prior to the date thereof or to relieve the Company of the obligation to make such unremitted Employer Contributions as it would have been obliged to make in respect of that Participant pursuant to section 6. Notwithstanding the foregoing, if any provision of the Plan contravenes any applicable laws or regulations or any rules, regulations, by-laws or policies of any regulatory authority or stock exchange having jurisdiction or authority over the Company, an Affiliate or the Plan, then the Committee may amend such provision to the extent required to bring such provision into compliance therewith.

13.4 **Termination -** The Company hopes and expects to maintain the Plan indefinitely. However, the Committee reserves the right to terminate the Plan at any time, in which event the Participants' rights will be governed by paragraph 8.5 as if the Participants' Retirements had all occurred on the date of the termination of the Plan.

14. COSTS

Except as otherwise provided for in this section 14, the Company shall pay all costs of administering the Plan, including without limitation all the fees and expenses of the Trustee. All brokerage fees relating to the acquisition of Shares shall be borne by the Company. All brokerage and other fees relating to the sale, transfer to the

Group RRSP or withdrawal of Shares shall be paid by the relevant Participants, except that the Company shall pay the said fees in respect of one (1) such transaction per Participant in each Plan Year.

15. APPLICABLE LAW

The laws of the Province of Ontario and the laws of Canada applicable therein shall apply to the Plan, any amendments thereto, and the administration thereof, and all rights and obligations thereunder shall be governed, construed and determined in accordance with such laws.

16. NON-CANADIAN EMPLOYEES

The Plan shall apply to Employees outside Canada as of the times and to the extent determined by the Committee. The terms and conditions offered to non-Canadian Employees may vary and be more limited than those set forth above, depending on local regulations and restrictions. For greater certainty, the application to non-Canadian Employees of the foregoing Plan provisions shall be determined: (a) in accordance with any schedules added to the Plan at the Committee's discretion; and (b) as the context requires.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97185) of CAE Inc. of our report dated February 29, 2004 relating to the financial statements of CAE Inc. Employee Stock Purchase Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Montreal, Quebec, Canada
August 13, 2004

CAE Inc. Employee Stock Purchase Plan

Financial Statements
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502

February 29, 2004

Report of Independent Auditors

To the Compensation Committee of
CAE Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the assets available for benefits of the Plan position of **CAE Inc. Employee Stock Purchase Plan** (the "Plan") as of December 31, 2002 and 2001 and the changes in assets available for benefits for the each of the years in the two-year period ended December 31, 2002 and for the nine-month period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Accountants

Montréal, Quebec, Canada

CAE Inc. Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits

As of December 31, 2002 and 2001

(in Canadian dollars)

	2002 $	2001 $
Assets		
Investments, at fair value		
CAE Inc. shares (cost $12,332,395; 2001 – $8,669,907)	7,356,668	9,957,290
Net assets available for benefits	7,356,668	9,957,290

See accompanying notes to financial statements.

CAE Inc. Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

For the three periods ended December 31, 2002

(in Canadian dollars)

	2002 $	2001 $	For the nine-month period ended December 31, 2000 $
Additions to net assets available for benefits			
Contributions			
Participants	4,511,880	3,849,810	2,795,086
Employer	1,987,359	1,827,466	1,757,690
Additional voluntary participant contributions	120,483	89,263	41,368
Amounts paid by the employer for custodian fees	427,302	275,761	-
Dividend income	130,637	69,530	13,703
	7,177,661	6,111,830	4,607,847
Deductions from net assets available for benefits			
Net change in unrealized depreciation (appreciation) in value of CAE Inc. shares	6,263,110	556,446	(1,843,829)
Net realized loss (gain) on sale of CAE Inc. shares	462,962	(420,384)	(48,305)
Benefits paid to participants	2,539,620	1,960,368	160,320
Employer withdrawals (note 1(d))	49,952	89,580	32,430
Custodian fees (note 1(d))	462,639	275,761	-
	9,778,283	2,461,771	(1,699,384)
Net increase (decrease) in net assets available for benefits	(2,600,622)	3,650,059	6,307,231
Net assets available for benefits – Beginning of period	9,957,290	6,307,231	-
Net assets available for benefits – End of period	7,356,668	9,957,290	6,307,231

See accompanying notes to financial statements.

CAE Inc. Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2002 and 2001

(in Canadian dollars)

1 Establishment and purpose of the stock purchase plan

The following is a general description of the CAE Inc. Employee Stock Purchase Plan (the "Plan"). Employees should refer to the plan document for a more complete description of the Plan's provisions.

a) General

The Plan was created on April 1, 2000 and is a defined contribution plan for all employees of CAE Inc. and its participating subsidiaries and affiliates (collectively, the "employer").

b) Contributions

Under the provisions of the Plan, employees are allowed to contribute up to 10% of their salaries to the Plan with the employer matching the first 6% in a ratio of $1 for each $3 contributed, except for the first $500 which is matched dollar for dollar. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period.

c) Vesting

Employer contributions vest on the first day of the third calendar year after the initial year of contribution.

d) Forfeitures

Upon termination of service of a participant prior to full vestiture, the non-vested portion of the employer's contribution is either applied to reduce future employer contributions or withdrawn by the employer.

e) Benefits

The vested portion of a participant's account can be withdrawn from the Plan at any time.

Upon involuntary termination of employment without cause, death or retirement, all shares in the participant's account vest automatically. The trustee shall transfer and deliver or sell all of the shares in the participant's account to the participant or his legal representative.

(in Canadian dollars)

2 Summary of significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The following is a summary of significant accounting policies followed by the Plan.

a) Accounting basis

The Plan's financial statements are prepared on the accrual basis of accounting.

b) Valuation of investments

The CAE Inc. shares are recorded at market value, which is determined by the closing sale price on the Toronto Stock Exchange whereon the stock is principally traded. The difference between this amount and the average cost is shown as net change in unrealized depreciation (appreciation) in market value of CAE Inc. shares.

c) Investment transactions and income recognition

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from investment transactions are calculated on an average cost basis.

d) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

e) Expenses

All expenses incurred in connection with the administration of the Plan for the periods presented were absorbed by CAE Inc.

3 Investments

As of December 31, 2002, the Plan held 1,422,953 (2001 – 858,387) common shares of CAE Inc.

(in Canadian dollars)

4 Plan termination

The employer has the right under the Plan to terminate the Plan at any time. In the event of termination of the Plan, the value of employer contributions held in each participant's account will vest immediately.

5 Income taxes

Effective November 7, 2000, Canada Customs and Revenue Agency has determined that the Plan is qualified under Section 144 of the Income Tax Act (Canada) and is consequently exempt from income taxes. No provision for income taxes has therefore been included in the financial statements.